Filed by BioPharmX Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BioPharmX Corporation (SEC File No. 001-37411)

Commission File No. for the Related Registration Statement: 333-236526

900 E. Hamilton Ave., Suite 100

Campbell, CA 95008
(650) 889-5020

www.BioPharmX.com

Dear BioPharmX Shareholder:

YOUR PARTICIPATION IS IMPORTANT – PLEASE VOTE TODAY!

According to our latest records, your proxy vote relating to the BioPharmX Special Meeting of Stockholders has not yet been received.

You have until May 12 2020, at 11:59 p.m. EST to vote your shares. PLEASE VOTE TODAY using the link that accompanied this letter.

BioPharmX appreciates your investment and asks for your vote on the following items:

Item 1	APPROVE ISSUANCE OF BIOPHARMX'S COMMON STOCK TO TIMBER'S MEMBERS	Vote FOR
Item 2	APPROVE A REVERSE STOCK SPLIT OF BIOPHARMX'S COMMON STOCK	Vote FOR
Item 3	APPROVE AMENDMENT FOR CHANGE IN CORPORATE NAME	Vote FOR
Item 4	APPROVE TIMBER PHARMACEUTICALS 2020 OMNIBUS EQUITY INCENTIVE PLAN	Vote FOR
Item 5	APPROVE ISSUANCE OF STOCK UPON EXERCISE OF INVESTOR WARRANT	Vote FOR
Item 6	ADJOURN THE MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES	Vote FOR
Item 7	TRANSACT OTHER BUSINESS AS MAY COME BEFORE THE SPECIAL MEETING	Vote FOR

If you have any questions please contact our proxy solicitor Alliance Advisors toll free at: (833) 782-7191.

If you have recently mailed your proxy card or cast your vote by phone or internet, please accept our thanks and disregard this request.

Sincerely,

Steven M. Bosacki

Chief Executive Officer